UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-k

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: September 30, 2010	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited to hold

Annual General Meeting on November 18, 2010

New York, September 30, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, announced today that it will hold its annual general meeting of shareholders at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, on November 18, 2010 at 10:00 a.m., local time. Only holders of record of ordinary shares of the Company at the close of business on October 15, 20010, New York time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.

Gushan has filed its annual report on Form 20-F, as amended by Form 20-F/A, including its audited financial statements for the fiscal year ended December 31, 2009, with the U.S. Securities and Exchange Commission (the “SEC”) (“Form 20-F”). Gushan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Form 20-F free of charge by calling 852-2587-7212 or emailing to ir@chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Exhibit 99.2

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2010

NOTICE IS HEREBY GIVEN that on November 18, 2010, Gushan Environmental Energy Limited, a Cayman Islands company (“We,” “us,” or the “Company”), will hold its annual general meeting of shareholders at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Jianqiu YU as a director of the Company.

2.	Re-election of Mr. Kang Nam CHU as a director of the Company.

3.	Re-appointment of the Independent Auditor KPMG for the fiscal year 2010, and to authorize the Directors to fix their remuneration.

4.	Adoption and approval of the Annual Report of the Company, containing the audited financial statements for the year ended December 31, 2009, the Independent Auditors’ report and the Directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations).

5.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 15, 2010, New York time, can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Jianqiu Yu, Chairman of the Board, at 908 China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2009 Annual Report are also available through the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/. If you are a holder of ordinary shares or American Depositary Shares of the Company and require a hard copy of the Company’s 2009 Annual Report, the Company will mail a copy to you free of charge. Please send your request by calling 852-2587-7212 or emailing to ir@chinagushan.com.

By Order of the Board of Directors,

/s/ Jianqiu Yu
Jianqiu Yu
Chairman of the Board and
Principal Executive Officer
September 30, 2010

GUSHAN ENVIRONMENTAL ENERGY LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on November 18, 2010 at 10:00 a.m., local time, or at any adjournment thereof. The annual general meeting of Gushan Environmental Energy Limited (the “Company”) will be held at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Gushan Environmental Energy Limited, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 15, 2010, New York time, (the “Record Date”) are entitled to vote at the annual general meeting. As of August 31 2010, 168,191,943 of our ordinary shares, par value HK$0.00001 per share, were issued and outstanding, approximately 61.1% of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy or (being a corporation) by duly authorized representatives that represent not less than one-third in minimal value of our issued voting shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such ordinary shareholder. All resolutions put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the annual general meeting.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction card is improperly completed or (iii) no ADR Voting Instruction card is received by The Bank of New York Mellon from a holder of ADSs on or prior to November 10, 2010, The Bank of New York Mellon will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

Deadline for Shareholder Proposals for Annual General Meeting

We anticipate that our annual general meeting will be held in November 18, 2010. Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the annual general meeting must be received by October 7, 2010 at Gushan Environmental Energy Limited, Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, attention: Mr. Jianqiu Yu. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card for the annual general meeting.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at an annual general meeting at least once every three years. Accordingly, each of Messrs. Jianqiu Yu and Kang Nam Chu will resign and, being eligible, shall offer themselves for re-election as directors. Our nominating and corporate governance committee recommends, and our board of directors concurs, that Messrs. Jianqiu Yu and Kang Nam Chu be nominated for re-election at the annual general meeting. We now hereby nominate these two directors for re-election at the annual general meeting. Each director to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s prior removal or disqualification in accordance with our Articles of Association.

The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected.

The names of the nominees, their ages as of September 30, 2010, the principal positions currently held by them and their biography are as follows:

Name	Age	Position
Mr. Jianqiu Yu	45	Director and Chairman of the Board
Mr. Kang Nam Chu(1)	54	Director

(1)	Independent director and member of our audit committee, compensation committee, and corporate governance and nominating committee.

Mr. Jianqiu Yu is our founder and our chairman and principal executive officer. Mr. Yu is also currently a director of various investment holding companies incorporated in the British Virgin Islands and various operating subsidiaries incorporated in the PRC. Mr. Yu has over 15 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded our Company in 2000 to conduct biodiesel research and development. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our Company on June 6, 2006. Mr. Yu is also one of our major shareholders through his ownership in Gemino Success Limited as disclosed in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” in the annual report of the Company.

Mr. Kang Nam Chu is an independent director of our Company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 20 years of management and operations experience in the areas of economics and trading. Mr. Chu is currently an independent non-executive director of China Mining Resources Group Limited, a company listed on the Hong Kong Stock Exchange. He was appointed as an independent director of our Company on August 1, 2007.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy or corporate representative and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that KPMG be re-appointed as our independent auditors for the fiscal year ending December 31, 2010. KPMG has served as our independent auditors since 2007. Our board of directors will also be authorized to fix the remuneration of the auditors at such amount as they shall, in their discretion, see fit.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the re-appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our Company and shareholders.

A representative of KPMG is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy or corporate representative and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE RE-APPOINTMENT OF KPMG AS OUR INDEPENDENT AUDITORS.

PROPOSAL 4

APPROVAL AND ADOPTION OF 2009 ANNUAL REPORT, INCLUDING AUDITED FINANCIAL STATEMENTS

Our audit committee operates pursuant to its adopted charter. Members of our audit committee are independent, within the meaning of the New York Stock Exchange rules and regulations and Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Our audit committee has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2009 (the “Audited Financial Statements”) with management and the independent auditors.

In reliance on the reviews and discussions referred to above, our audit committee has recommended to our board of directors and our board has approved, that the Audited Financial Statements be submitted to the shareholders for approval and adoption at the annual general meeting.

Subject to shareholder approval and adoption, our audit committee and our board have also recommended, that having received and considered the annual report of the Company, including the Audited Financial Statements, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations), each contained therein, the same be and are hereby approved and adopted. The annual report, including the Audited Financial Statements, is available on the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/. If you are a holder of ordinary shares or ADSs of the Company and require a hard copy of the Company’s 2009 annual report, the Company will mail a copy to you free of charge. Please send your request by calling 852-2587-7212 or emailing to ir@chinagushan.com.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy or corporate representative and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE APPROVAL AND ADOPTION OF 2009 ANNUAL REPORT, INCLUDING AUDITED FINANCIAL STATEMENTS.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as such person sees fit.

By Order of the Board of Directors,

/s/ Jianqiu Yu
Jianqiu Yu
Chairman of the Board and
Principal Executive Officer

September 30, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GUSHAN

ENVIRONMENTAL ENERGY LIMITED FOR THE 2010 ANNUAL GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON NOVEMBER 18, 2010

The undersigned shareholder of Gushan Environmental Energy Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 30, 2010 and hereby appoints the Chairman of the Meeting

or failing them,                                          of

with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 18, 2010 at 10:00 a.m., local time at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, and at any adjournment thereof, and to vote all ordinary shares registered in such persons name in the register of members of the Company at the close of business on October 15, 2010, New York Time, and which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

	For	Against	Abstain
Proposal 1: Re-election of Mr. Jianqiu YU as a director of the Company.	☐	☐	☐

Proposal 2: Re-election of Mr. Kang Nam CHU as a director of the Company.	☐	☐	☐

Proposal 3: Re-appointment of the Independent Auditor KPMG for the fiscal year 2010, and authorize the Directors to fix their remuneration.	☐	☐	☐

Proposal 4: To consider and adopt the 2009 Annual Report of the Company, containing the audited financial statements for the year ended December 31, 2009, the Independent Auditors’ report and the Directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations).	☐	☐	☐

Dated:                      2010

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 15, 2010, New York time. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.